United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TAURIGA SCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

87669X106

(CUSIP Number)

Jason E. Barkeloo

Chief Executive Officer

Microbial Robotics, LLC

(f/k/a Bacterial Robotics, LLC)

PO Box 30085

Cincinnati, OH 45230

(513) 225-8765

Copy to:

Jeffrey M. Quick, Esq.

Quick Law Group PC

1035 Pearl Street, Suite 403

Boulder, Colorado 80302

(720) 259-3393

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 87669X106	13D	Page 1 of 5 Pages

1	NAME OF REPORTING PERSON Microbial Robotics, LLC (f/k/a Bacterial Robotics, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,562,656(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,562,656(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 37,562,656(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN .ROW (11) 4.9%(2)
14	TYPE OF REPORTING PERSON OO

(1) Includes (i) a 7-year warrant to purchase 28,917,647 shares of common stock (“Warrant Two”); and (ii) 8,645,009 shares of common stock (the “BR Common Stock”) held by Microbial Robotics, LLC (f/k/a Bacterial Robotics) (“Microbial Robotics”). Microbial Robotics exercised its purchase rights under its previously reported 5-year warrant to purchase 75,000,000 shares of common stock (“Warrant One”) as of July 8, 2014, as reported in its Form 4 as filed with the Securities and Exchange Commission (the “Commission”) on July 9, 2014.

(2) Based on 768,453,773 shares of common stock reported by Tauriga Sciences, Inc. (the “Company”) as outstanding as of August 19, 2014 in its Quarterly Report on Form 10-Q filed with the Commission for the quarterly period ended June 30, 2014.

CUSIP No. 87669X106	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Jason E. Barkeloo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 108,645,979(1)
	9	SOLE DISPOSITIVE POWER 1000
	10	SHARED DISPOSITIVE POWER 37,562,656(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 108,645,979(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN .ROW (11) 14.1%(3)
14	TYPE OF REPORTING PERSON IN

(1) Includes (i) Warrant Two; (ii) the BR Common Stock; (iii) 1,000 shares of common stock held by Jason E. Barkeloo (“Mr. Barkeloo”); and (iv) warrants to purchase 71,082,323 shares of common stock held by the Members (as defined in Item 4 below) other than Microbial Robotics and Mr. Barkeloo, which will be subject to the Standstill and Voting Agreement (as defined in Item 4 below) once issued. Mr. Barkeloo disclaims beneficial ownership of the securities held by the Members.

(2) Includes (i) Warrant Two; and (ii) the BR Common Stock. Mr. Barkeloo is the managing member and Chief Executive Officer of Microbial Robotics and therefore may be deemed to share dispositive power with respect to the securities held by Microbial Robotics.

(3) Based on 768,453,773 shares of common stock reported by the Company as outstanding as of August 19, 2014 in its Quarterly Report on Form 10-Q filed with the Commission for the quarterly period ended June 30, 2014.

CUSIP No. 87669X106	13D	Page 3 of 5 Pages

Explanatory Note:

Except as specifically amended and supplemented by this Amendment No. 3, Amendment No. 2 filed on August 25, 2014 (“Amendment No. 2”), and by Amendment No. 1 filed on July 21, 2014 (“Amendment No. 1”), all other provisions of the Schedule 13D filed by the Reporting Persons on May 2, 2014 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer.

This Statement relates to the Common Stock, par value $0.00001 per share (the “Common Stock”), of Tauriga Sciences, Inc., a Florida corporation (the “Company”). The Company reports that its principal executive offices are located at 39 Old Ridgebury Road, Danbury, Connecticut 06180.

Item 3. Source and Amount of Funds or Other Consideration.

As reported in its Form 4 filed with the Commission on July 9, 2014, Microbial Robotics acquired 15,585,009 shares of common stock of the Company in a cashless exercise of its purchase rights under Warrant One at an exercise price of $0.0260 per share.

Mr. Barkeloo previously owned 3,500,000 shares of Common Stock of the Company issued by the Company to Mr. Barkeloo as compensation for advisory services, as reported in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Microbial Robotics and Mr. Barkeloo previously disclosed in this Schedule 13D that they may in the future dispose of some or all of the shares of Common Stock of the Company held in open-market transactions. As of the date hereof, Mr. Barkeloo and Microbial Robotics have sold (i) 3,500,000 shares and 3,500,000 shares, respectively, as reported in the Reporting Persons’ Form 4/A and Form 4 filed with the Commission on August 8, 2014 and (ii) 3,500,000, as reported in the Reporting Persons’ Form 4 filed with the Commission on November 5, 2014.

Item 5. Interest in Securities of the Issuer.

(a) Microbial Robotics beneficially owns 37,562,656 shares of Common Stock, 28,917,647 of which are issuable upon the exercise of Warrant Two, which represents approximately 4.9% percent of the Company’s outstanding shares of Common Stock. By virtue of his relationships with Microbial Robotics, Mr. Barkeloo may also be deemed to share the power to vote and the power to dispose of the Common Stock beneficially owned by Microbial Robotics. In addition, by virtue of the Standstill and Voting Agreement, Mr. Barkeloo may be deemed to share the power to vote an additional 71,082,323 shares of Common Stock underlying certain warrants to purchase Common Stock (the “Subject Shares”), which will be subject to the Standstill and Voting Agreement once issued. Mr. Barkeloo also owns directly 1,000 shares of Common Stock. Therefore, Mr. Barkeloo beneficially owns 108,645,979 shares of Common Stock, which includes 99,999,970 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock, which represents approximately 14.1% percent of the Company’s outstanding shares of Common Stock.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 768,453,773 shares of Common Stock reported by the Company as outstanding as of August 19, 2014 in its Quarterly Report on Form 10-Q filed with the Commission with respect to its quarterly period ended June 30, 2014.

CUSIP No. 87669X106	13D	Page 4 of 5 Pages

(b) Microbial Robotics shares the power to dispose of the 28,917,647 shares of Common Stock issuable upon the exercise of Warrant Two, and the 8,645,009 shares of Common Stock directly owned by it, with Mr. Barkeloo. Mr. Barkeloo shares the power to vote the Subject Shares with the other Members and has sole power to dispose of the 1,000 shares of Common Stock directly owned by him.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

99.1	Joint Filing Agreement, dated May 2, 2014, between Microbial Robotics, LLC and Jason E. Barkeloo, as filed with the Commission on May 2, 2014 and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 12, 2014

MICROBIAL ROBOTICS, LLC

By:	/s/ Jason E. Barkeloo
Name:	Jason E. Barkeloo
Title:	Chief Executive Officer

/s/ Jason E. Barkeloo
Jason E. Barkeloo